                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                         ELITE INFORMATION GROUP, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   28659M106
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Deirdre Stanley, Esq.
                            The Thomson Corporation
                                  Metro Center
                               One Station Place
                          Stamford, Connecticut 06902
                           Telephone: (203) 969-8700

                                    Copy to:

                             Peter A. Rooney, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                           Telephone: (212) 848-4000

        ----------------------------------------------------------------
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 April 2, 2003

        ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659M106                   13D                            Page 2 of 9

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          The Thomson Corporation
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization  Ontario, Canada
--------------------------------------------------------------------------------
                  7     Sole Voting Power
     NUMBER OF          0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8     Shared Voting Power
     OWNED BY           2,062,937 shares of Common Stock
       EACH       --------------------------------------------------------------
    REPORTING     9     Sole Dispositive Power
      PERSON            0
       WITH       --------------------------------------------------------------
                  10    Shared Dispositive Power
                        2,062,937 shares of Common Stock
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          2,062,937
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions).
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)  25.0%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

CUSIP No. 28659M106                   13D                            Page 3 of 9

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Gulf Acquisition Corp.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)  WC
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization  State of Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
     NUMBER OF          0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8     Shared Voting Power
     OWNED BY           2,062,937 shares of Common Stock
       EACH       --------------------------------------------------------------
    REPORTING     9     Sole Dispositive Power
      PERSON            0
       WITH       --------------------------------------------------------------
                  10    Shared Dispositive Power
                        2,062,937 shares of Common Stock
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          2,062,937
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions).
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)  25.0%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

CUSIP No. 28659M106                   13D                            Page 4 of 9

ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Elite Information Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5100 West Goldleaf Circle, Los Angeles, California 90056.

ITEM 2.     IDENTITY AND BACKGROUND

            The persons listed in numbers 1 and 2 below are the persons filing this joint statement.

1.    a.    The Thomson Corporation is a corporation formed under the laws of
            Ontario, Canada ("Thomson").

      b. The address of the principal office of Thomson is Metro Center, One Station Place, Stamford, Connecticut 06902.

      c. The Thomson Corporation is a leading provider of integrated information solutions to the business and professional marketplace. Thomson is comprised of four market groups. The Legal & Regulatory group is a leading provider of integrated information and software-based solutions for legal, tax, accounting, intellectual property, compliance and business professionals. The Learning group provides a wide range of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. The Financial group provides a broad range of financial products and information solutions to the global financial services industry, including investment bankers, sales and trading professionals, investment managers, retail brokers, financial planners and corporate executives. The Scientific & Healthcare group provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare sectors.

      d. During the last five years, Thomson has not been convicted in any criminal proceeding.

      e. During the last five years, Thomson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.    a.    Gulf Acquisition Corp. is a corporation incorporated under the laws of the State of Delaware ("Purchaser").

      b. The address of the principal office of Purchaser is The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902.

CUSIP No. 28659M106                   13D                            Page 5 of 9

      c.    Purchaser is an indirect wholly owned subsidiary of Thomson.

      d. During the last five years, Purchaser has not been convicted in any criminal proceeding.

      e. During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Thomson and Purchaser are referred to collectively in this Schedule 13D as the "Reporting Persons." The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth in Schedule I to the Offer to Purchase (as defined below), which is incorporated herein by reference. During the last five years, to the knowledge of the Reporting Persons, no person named in such Schedule I with respect to that particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On April 2, 2003, Thomson, Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that Purchaser will commence an offer to purchase any and all of the issued and outstanding shares of Common Stock of the Issuer at a purchase price of $14.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2003, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

            Concurrently with entering into the Merger Agreement, Thomson, Purchaser and each of PAR Investment Partners, L.P., Arthur G. Epker III, Christopher K. Poole, David A. Finley, Roger Noall, Alan Rich and William G. Seymour (collectively, the "Significant Stockholders") entered into a Stockholders Agreement, dated as of April 2, 2003 pursuant to which the Significant Stockholders agreed, among other things, to (i) validly tender (and not withdraw) their Shares into the Offer and (ii) grant a proxy to Purchaser to vote their Shares in favor of the Merger, if applicable.

CUSIP No. 28659M106                   13D                            Page 6 of 9

            The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION

            (a)-(g) and (j) The information set forth in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements," "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" and "Section
12. Dividends and Distributions" of the Offer to Purchase are incorporated herein by reference.

            (h) and (i) The information set forth in "Section 13. Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)-(d) The information set forth in "Introduction," "Section 8. Certain Information Concerning Thomson and Purchaser," "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The information set forth in "Introduction," "Section 8. Certain Information Concerning Thomson and Purchaser," "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger" of the Offer to Purchase are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(2)(a) -    Offer to Purchase, dated April 11, 2003.

(2)(b) - Agreement and Plan of Merger, dated as of April 2, 2003, among Thomson, Purchaser and the Issuer.

(2)(c) - Stockholders Support Agreement, dated as of April 2, 2003, among Thomson, Purchaser and each of PAR Investment Partners, L.P., Arthur
            G. Epker III, Christopher K. Poole, David A. Finley, Roger Noall, Alan Rich and William G. Seymour.

(2)(d) - Employment Agreement, dated as of April 10, 2003, between the Company and Christopher K. Poole.

(2)(e) - Confidentiality Agreement, dated as of October 7, 2002, between Thomson and the Issuer.

CUSIP No. 28659M106                   13D                            Page 7 of 9

(2)(f) - Joint Filing Agreement, dated as of April 11, 2003, between the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).

(3) -       See Exhibits (2)(a)-(2)(f)

CUSIP No. 28659M106                   13D                            Page 8 of 9

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2003

                                           THE THOMSON CORPORATION


                                           By: /s/ Edward A. Friedland
                                               --------------------------
                                               Name: Edward A. Friedland
                                               Title: Assistant Secretary



                                           GULF ACQUISITION CORP.


                                           By: /s/ Edward A. Friedland
                                               --------------------------
                                               Name: Edward A. Friedland
                                               Title: Vice President

CUSIP No. 28659M106                   13D                            Page 9 of 9

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
(2)(a) -          Offer to Purchase, dated April 11, 2003.

(2)(b) -          Agreement and Plan of Merger, dated as of April 2, 2003, among
                  Thomson, Purchaser and the Issuer.

(2)(c) - Stockholders Support Agreement, dated as of April 2, 2003, among Thomson, Purchaser and each of PAR Investment Partners,
                  L.P., Arthur G. Epker III, Christopher K. Poole, David A.
                  Finley, Roger Noall, Alan Rich and William G. Seymour.

(2)(d) -          Employment Agreement, dated as of April 10, 2003, between the
                  Company and Christopher K. Poole.

(2)(e) - Confidentiality Agreement, dated as of October 7, 2002, between Thomson and the Issuer.

(2)(f) - Joint Filing Agreement, dated as of April 11, 2003, between the Reporting Persons pursuant to Rule 13d-1(k)(1)(iii).